PW

SECURITIES AND EXCHANGE COMMISSION



10032643

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 66015

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/09 (MM/DD/YY) AND ENDING 09/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ESSEX FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

176 WESTBROOK RD, P.O. BOX 999
(No. and Street)

ESSEX | CT | 06426
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM TERRIBILE | 860-767-4300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WHITTLESEY & HADLEY PC.
(Name – *if individual, state last, first, middle name*)

147 CHARTER OAK AVE | HARTFORD | CT | 06106-5100
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, WILLIAM J. TERRIBILE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ESSEX FINANCIAL SERVICES, INC., as of SEPTEMBER 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FIN OP.
Title

NANCY J. PISCOTTANO
NOTARY PUBLIC
MY COMMISSION EXPIRES APR. 30, 2012

Nancy J Piscottano
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

LETTER FROM CPA FIRM STATING NO INADEQUACIES EXISTED

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WHITTLESEY & HADLEY, P.C.

Certified Public Accountants/Consultants

147 Charter Oak Avenue
Hartford, Connecticut 06106

860.522.3111 (voice)
860.524.4475 (fax)

www.whcpa.com


W&H

November 23, 2010

Mr. William J. Terribile, Jr., Compliance Officer
Essex Financial Services, Inc.
176 Westbrook Road
Essex, CT 06426

Dear Mr. Terribile:

In planning and performing our audit of the financial statements of Essex Financial Services, Inc. (the Company) as of and for the year ended September 30, 2010, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control. Although our audit was not designed to provide assurance on the internal control, we noted no matters involving the internal control or its operation, nor did we find any material inadequacies to exist between the original filing of the FOCUS IIA and the net capital report in the Audited Annual Report.

There were no audit adjustments or significant unbooked adjustments. The reconciliation of the Audited Computation of Net Capital and Computation of 15c3-3 Reserve Requirements, which appears in the Company's audited financial statements, agrees to the amended FOCUS report as filed by the Company for the period ended September 30, 2010.

Our understanding is that the Company filed its original FOCUS report for the September 30, 2010 quarter prior to its accountants preparing and providing to the Company the necessary and normal year-end closing adjustments. These adjustments were recorded to the Company's books and records prior to our audit of the financial statements. We found no items requiring adjustment during the course of our audit.

If you require any additional information regarding this matter, please do not hesitate to contact us.

Sincerely,

Barbara J. Snyder

Barbara J. Snyder, Partner
Whittlesey & Hadley, P.C.

EssexFinancialServices

Audited Financial Statements

For Regulatory Filing

September 30, 2010

Table of Contents

WHITTLESEY & HADLEY, P.C.

Certified Public Accountants/Consultants

147 Charter Oak Avenue
Hartford, Connecticut 06106

860.522.3111 (voice)
860.524.4475 (fax)

www.whcpa.com



Report of Independent Auditors

To The Board of Directors of
Essex Financial Services, Inc. and
Essex Savings Bank

We have audited the accompanying statements of financial condition of Essex Financial Services, Inc. (the "Company") as of September 30, 2010 and 2009 and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Essex Financial Services, Inc. at September 30, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as whole.

Whittlesey & Hadley, P.C.

Hartford, Connecticut
November 23, 2010

Statements of Financial Condition

September 30, 2010 and 2009

	2010	2009
ASSETS		
Cash	$ 1,087,649	$ 766,757
Receivables from brokers or dealers	32,018	44,723
Other income receivable	489,601	355,837
Receivables from employees	375	18,971
Furniture, equipment, and leasehold improvements, net of accumulated depreciation of $585,062 and $526,844 at September 30, 2010 and 2009 respectively	272,734	209,098
Other assets	346,480	256,203
Total assets	$ 2,228,857	$ 1,651,589
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accrued expenses	$ 673,320	$ 497,540
Deferred revenue	531,021	375,740
Other liabilities	95,901	34,308
Total liabilities	1,300,242	907,588
Commitments and contingent liabilities		
Stockholders' equity		
Common Stock - Class A - 2,000 Shares Authorized, 400 Shares Issued and Outstanding No Par Value. Class B - 3,000 Shares Authorized, 600 Shares Issued and Outstanding No Par Value.	502,000	502,000
Retained earnings	426,615	242,001
Total stockholders' equity	928,615	744,001
Total liabilities and stockholders' equity	$ 2,228,857	$ 1,651,589

See accompanying notes to financial statements.

Statements of Income

For the years ended September 30, 2010 and 2009

	2010	2009
Commission and other income		
Commissions on transactions in exchange listed equity securities executed on an exchange	$ 278,072	$ 364,174
Commissions from other securities	84,008	86,247
Revenue from sales of investment company shares	444,901	663,994
Fees for account supervision, investment advisory and administrative services	9,808,851	7,330,250
Other income	906,871	974,032
Total commission and other income	11,522,703	9,418,697
Expenses		
Salaries and employment costs for stockholder officer	442,666	451,281
Other employee compensation and benefits	7,181,684	5,554,195
Regulatory fees and expenses	98,356	58,676
Other expenses	3,258,290	2,802,428
Total expenses	10,980,996	8,866,580
Income before provision for income tax expense	541,707	552,117
Provision for income tax expense	233,555	233,580
Net Income	$ 308,152	$ 318,537

See accompanying notes to financial statements.

Statements of Changes in Stockholders' Equity

For the years ended September 30, 2010 and 2009

	Common stock	Retained earnings	Total stockholders' equity
Balance at September 30, 2008	$ 502,000	$ 883,917	$1,385,917
Net income	-	318,537	318,537
Dividends paid and accrued	-	(960,453)	(960,453)
Balance at September 30, 2009	502,000	242,001	744,001
Net income	-	308,152	308,152
Dividends paid and accrued	-	(123,538)	(123,538)
Balance at September 30, 2010	$ 502,000	$ 426,615	$ 928,615

See accompanying notes to financial statements.

Statements of Cash Flows

For the years ended September 30, 2010 and 2009

	2010	2009
Cash flows from operating activities		
Net income	$ 308,152	$ 318,537
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization expense	58,218	48,768
Provision for deferred income tax expense (benefit)	26,000	(21,400)
Net change in:		
Receivables from brokers or dealers	12,705	29,410
Other income receivable	(133,764)	25,297
Other assets	(71,681)	(3,376)
Accrued expenses	175,780	(260,140)
Deferred revenue	155,281	33,711
Other liabilities	35,593	(17,502)
Net cash provided by operating activities	566,284	153,305
Cash flows from investing activities		
Purchase of furniture, equipment and leasehold improvements	(121,854)	(40,551)
Net cash used by investing activities	(121,854)	(40,551)
Cash flows from financing activities		
Dividends paid	(123,538)	(1,057,953)
Net cash used by financing activities	(123,538)	(1,057,953)
Increase (decrease) in cash and cash equivalents	320,892	(945,199)
Cash and cash equivalents at beginning of period	766,757	1,711,956
Cash and cash equivalents at end of period	$ 1,087,649	$ 766,757

Supplemental disclosures

Cash paid during the year for:

	2010	2009
Interest expense	$ -	$ -
Income taxes	$ 260,980	$ 191,495

See accompanying notes to financial statements.

Notes to Financial Statements

1. Description of Business

Essex Financial Services, Inc., (the "Company") is a fully disclosed introducing broker-dealer and registered investment advisor. The Company is member of the Financial Industry Regulatory Authority (FINRA), formerly known as the National Association of Securities Dealers (NASD) and is a member of the Securities Investors Protection Corporation (SIPC). Commissions and investment advisory fee income is generated in connection with sales of securities, insurance products and investment advisory services.

2. Basis of Presentation

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles for business enterprises in general. However, broker-dealers are further subject to Rule 17a-5 of the Securities and Exchange Commission (the SEC) and the Financial and Operational Combined Uniform Single (FOCUS) report there under. That rule prescribes the presentational format of the accompanying financial statements as well as additional disclosures.

Management has evaluated subsequent events for potential recognition or disclosure in the financial statements through November 23, 2010, the date upon which the Company's financial statements were available to be issued.

3. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Included in cash is a $100,000.00 clearing deposit required to be held at Pershing, the Company's clearing agent, as a condition of its contract.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and improvements are stated at cost less accumulated depreciation.

Major expenditures for property and equipment and those which substantially increase useful lives are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. Assets retired, or otherwise disposed of, are eliminated from the asset accounts along with related amounts of accumulated depreciation. Any gains or losses from disposals are included in income.

Depreciation is computed over the estimated useful life of the respective asset, ranging from three years to thirty-nine years. Depreciation expense for the year ended September 30, 2010 and 2009 of $58,218 and $43,316 respectively, was computed using the straight line and accelerated methods.

Commissions and Investment Advisory Income

Investment advisory fees are received quarterly in advance, and are recognized as earned on a pro rata basis over the term of the related investment advisory service period.

Commissions earned and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will be taxable when the assets and liabilities are recovered or settled.

Advertising Costs

The Company expenses all advertising costs as they are incurred. Total advertising costs were $34,183 and $17,260 for the year ended September 30, 2010 and 2009, respectively.

4. Financial Instruments

Cash and cash equivalents are financial instruments for which the carrying value equals fair value. The Company has no financial instruments with off-balance sheet risk.

5. Net Capital and Other Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of September 30, 2010, the Company's regulatory net capital of $181,172 exceeded required net capital by $97,522. Aggregate indebtedness was $1,254,742, resulting in a ratio of aggregate indebtedness to net capital of approximately 6.93 to 1.

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, therefore is exempt from the provisions of the Securities and Exchange Commission's Rule 15c3-3 under Paragraph (k)(2)(ii) thereof.

Notes to Financial Statements

6. Operating Leases

The Company leases a motor vehicle and various office equipment under operating leases. The future minimum lease payments under these leases are as follows:

		Amount
Year ending September 30,	2011	$ 36,022
	2012	36,022
	2013	22,436
	2014	15,302
	2015	146
Total minimum lease payments		$ 109,928

7. Rent

The Company entered into a ten year lease agreement in 1998 to rent its office space from Rafal Family Limited Liability Company, a related party. On June 1, 2008, the Company exercised its first five year renewal option. The revised lease calls for an annual fixed rent of $193,968 plus real estate taxes, and common area charges assessed against the premises. The Company has two remaining renewal options for terms of five years each.

The Company entered into a lease agreement commencing December 1, 2009 to rent additional office space in Essex from Essex Savings Bank, a related party. The lease calls for an annual fixed rent of $50,040 plus normal costs associated with a triple net lease arrangement. In addition, the Company will pay an additional sum of $3,192 per month to fit out the premises. The initial term of the lease is 42 months, with renewal options for two additional five year periods.

On January 1, 2010, the Company entered into a lease agreement for office space in Madison from Essex Savings Bank, a related party. The lease calls for an annual fixed rent of $44,013 plus normal costs associated with a triple net lease arrangement. The initial term of the lease is five years, with a renewal option for one additional five year period.

The following is a schedule of the future minimum rental payments called for under the lease:

	Amount
Year ending September 30, 2011	$ 326,321
2012	326,321
2013	232,218
2014	44,013
2015	11,003
	$ 939,876

Rent expense for the year ended September 30, 2010 and 2009 was $338,466 and $213,864, respectively.

8. Income Taxes

The provision for income tax expense for the year ended September 30, 2010 and 2009 consists of the following components:

	2010		
	Current	Deferred	Total
Federal income tax expense	$ 176,746	$ 21,100	$ 197,846
State income tax expense	30,809	4,900	35,709
Provision for income tax expense	$ 207,555	$ 26,000	$ 233,555

	2009		
	Current	Deferred	Total
Federal income tax expense	$ 210,137	$ (17,300)	$ 192,837
State income tax expense	44,843	(4,100)	40,743
Provision for income tax expense	$ 254,980	$ (21,400)	$ 233,580

Notes to Financial Statements

8. Income Taxes – *(Continued)*

The Company's net deferred tax assets (liabilities) at September 30, 2010 and 2009 consist of the following:

	2010	2009
Deferred tax assets		
Charitable contribution carryforward	$ 21,700	$ 9,900
Deferred tax liabilities		
Depreciation expense	(67,200)	(29,400)
Net deferred tax liabilities	$ (45,500)	$ (19,500)

9. Profit Sharing Contributions

The Company maintains a 401(k) profit sharing plan for all eligible employees. Total contributions to the Plan for the fiscal year ended September 30, 2010 and 2009 was $187,716 and $143,917, respectively.

10. Concentrations of Credit Risk

The Company maintains its cash in local financial institutions. The balances are generally insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. However, certain noninterest-bearing transaction accounts are fully guaranteed, without limit, under the transaction account guarantee component of the Temporary Liquidity Guarantee Program of the FDIC through December 31, 2010. At September 30, 2010, uninsured cash balances were approximately $221,000.

The Company also maintains cash equivalents, consisting of money funds, which are not insured by Federal Depository Insurance. These money funds are held in brokerage accounts and are protected by, and subject to the limitations of, SIPC and the Gulf Insurance Company. At September 30, 2010, the money funds balances were approximately $116,000.

11. Related Party Transactions

The Company paid management fees of $360,000 to Essex Savings Bank, a related party, during the years ended September 30, 2010 and 2009.

Schedule 1

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

September 30, 2010

Computation of Net Capital:		
Total stockholders' equity		$ 928,615
Deductions -		
Non-allowable assets:		
Furniture, equipment, and leasehold improvements, net	$ 272,734	
Commissions receivable - 12B-1 fees	197,113	
Other assets	277,596	
Total non-allowable assets		747,443
Net capital before haircuts on securities positions		181,172
Haircuts on securities - other securities		-
Net capital		$ 181,172
Aggregate Indebtedness:		
Accounts payable, accrued expenses and other liabilities		$ 1,254,742
Total aggregate indebtedness		$ 1,254,742
Computation of basic net capital requirement:		
Net capital requirement, greater of -		
Minimum net capital required, 6-2/3% of aggregate indebtedness		$ 83,650
Defined minimum dollar net capital requirement		$ 50,000
Net capital requirement		$ 83,650
Excess net capital		$ 97,522
Net capital less greater of 10% of aggregate indebtedness, or 120% of defined minimum dollar net capital requirement		$ 55,697
Ratio of aggregated indebtedness to net capital		6.93
Reconciliation of net capital with computation included in Part IIA of Form X-17A-5 as of September 30, 2010:		
Net capital, as reported in Part IIA (unaudited) FOCUS report		$ 928,615
Audit adjustments:		
None	$ -	-
Net capital		$ 928,615

WHITTLESEY & HADLEY, P.C.
147 Charter Oak Avenue
Hartford, CT 06106
860.522.3111